Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Year ended December 31,	2005		2004		2003		2002		2001

Earnings:
Net income from operations after tax	$54,715		45,421		40,752		34,494		31,183
Applicable income taxes	29,310		23,929		22,267		19,247		17,901

Income before taxes	84,025		69,350		63,019		53,741		49,084

Fixed charges:
Interest expense excluding interest on deposits	5,360		4,397		5,000		5,662		6,786
Portion of rents representative of interest	194		293		325		361		377
Amortization of subordinated debenture/trust preferred securities issuance costs	41		44		961		95		95

Fixed charges excluding interest on deposits	5,595		4,734		6,286		6,118		7,258
Interest on deposits	58,189		38,024		43,614		59,797		87,198

Fixed charges including interest on deposits	$63,784		42,758		49,900		65,915		94,456

Earnings before fixed charges excluding interest on deposits	$89,620		74,084		69,305		59,859		56,342
Earnings before fixed charges including interest on deposits	147,809		112,108		112,919		119,656		143,540
Fixed charges excluding interest on deposits	5,595		4,734		6,286		6,118		7,258
Fixed charges including interest on deposits	63,784		42,758		49,900		65,915		94,456
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	16.02	x	15.65	x	11.03	x	9.78	x	7.76	x
Including interest on deposits	2.32	x	2.62	x	2.26	x	1.82	x	1.52	x